UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 192nd MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 18, 2021.

1.       DATE, TIME AND PLACE: February 18, 2021, at 10 a.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 17, paragraph 1 of the Internal Regulations of the Fiscal Board of Telefônica Brasil S.A. (“Company”).

2.       CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Fiscal Board (“Fiscal Board”) who subscribe to these minutes attended the Meeting, therefore, having quorum. Were also present, the Director of Accounting and Renenue Projection, Mr. João Orlando Lima Carneiro; the Senior Manager and Accountant of the Company, Mr. Carlos Cesar Mazur; the Director of Investor Relations, Mr. Luis Carlos da Costa Plaster; the Manager of Investor Relations, Mr. João Pedro Xavier Esteves Soares Carneiro; the Director of Corporate Affairs, Ms. Carolina Simões Cardoso, as Secretary of the Meeting, in addition to the representative of PricewaterhouseCoopers Auditores Independentes (“PwC”), Mr. Sergio Zamora, Ms. Fernanda Xavier and Ms. Talita Ferreira.

3.       AGENDA AND DELIBERATION: Having examined and debated the matters on the Agenda, the members of the Fiscal Board who attended the Meeting deliberated as described below:

(i) Financial Statements, together with the Independent Auditors’ Report and the Annual Management Report related to the fiscal year ended 12.31.2020: Initially, Mr. João Orlando

Lima Carneiro gave a presentation on the Financial Statements and Mr. Luis Carlos da Costa Plaster gave a presentation on the Annual Management Report. Subsequently, the representative of PwC, Mr. Sergio Zamora, presented the work carried out by the independent auditors in the period, having submitted the final draft of the Independent Auditors' Report, without reservations, which will be signed on February 19, 2021, without changes to the final draft presented here, after the approval of the Financial Statements by the Board of Directors. The Financial Statements for the fiscal year ended December 31, 2020 were analyzed by the Fiscal Board, as well as the Independent Auditors’ Report and the Annual Management Report, being provided the necessary clarifications by the Company’s representatives and by the independent auditors, PwC. After analyzing the documents and information presented, the Fiscal Board members issued a favorable opinion to the documents, which will be submitted to the General Shareholders Meeting. The Fiscal Board members informed that the opinion of the Fiscal Board on the matters presented will be issued on the date of the next Board of Directors' meeting and will be filed at the Company's headquarters.

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 192nd MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 18, 2021.

(ii) Proposal for allocation of net income of fiscal year ending December 31, 2020: Mr. João Orlando Lima Carneiro presented the Proposal for Allocation of Net Income for the year ending December 31, 2020. The Proposal for for Allocation of Net Income for the fiscal year ending December 31, 2020 was analyzed by the Fiscal Board, being provided the necessary clarifications. After the analysis, the Fiscal Board members issued a favorable opinion to the documents, which will be submitted to the General Shareholders Meeting. The Fiscal Board members informed that the opinion of the Fiscal Board on the matters presented will be issued on the date of the next Board of Directors' meeting and will be filed at the Company's headquarters.

4.       CLOSING: No further business to be discussed the meeting was closed and these minutes drawn up. São Paulo, February 18, 2021.

I hereby certify that this is a faithful copy of the minutes of the 192nd meeting of the Fiscal Board of Telefônica Brasil S.A., held on February 18, 2021, which was drawn-up in the proper book.

_______________________________	_______________________________
Gabriela Soares Pedercini	Cremênio Medola Netto

_______________________________	_______________________________
Charles Edwards Allen	Carolina Simões Cardoso Secretary of the Meeting

ANNEX

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their duties and legal responsibilities, as provided for in article 163 of Brazilian Corporate Law, have examined and analyzed the Company’s Financial Statements, together with the Independent Auditors’ Report and the Annual Management Report for the year ended December 31, 2020 (“2020 Annual Financial Statements”), as well as the Proposed Allocation of Net Income for 2020, and, taking into account the information provided by Telefônica Brasil’s Executive Board and the independent auditors, PriceWaterhouseCoopers Auditores Independentes, vote unanimously in favor of the aforesaid documents. Accordingly, they determine that the aforesaid documents be submitted to the Annual Shareholders’ Meeting, under the terms of Brazilian Corporate Law.

São Paulo, February 19, 2021.

Gabriela Soares Pedercini	Cremênio Medola Netto	Charles Edwards Allen
Full member of the Fiscal Council	Full member of the Fiscal Council	Full member of the Fiscal Counc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director